From: Thomas A. Klee
Sent: Monday, February 09, 2009 6:48 PM
To: 'envalle@sec.gov'
Subject: Salisbury Bancorp-Proxy Statement

Eric,

Attached are marked and clean copies of the proxy statement to reflect our discussion this afternoon. We look forward to hearing back from you and Sharon at your earliest convenience tomorrow morning.

Regards,
Tom Klee

Thomas A. Klee
Cranmore FitzGerald & Meaney
49 Wethersfield Avenue
Hartford, CT (06114)
Telephone:  860.522.9100, Ext. (242)
Facsimile: (860.522.3379)
email: tklee@cfmlawfirm.com
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From: Thomas A. Klee
Sent: Tuesday, February 10, 2009 11:05 AM
To: 'envalle@sec.gov'
Subject: Salisbury Bancorp-Proxy Statement

Eric,

Attached is a marked copy to show changes in response to your comments of this morning. Also attached is a clean copy. We believe we have fully addressed all your comments.

We appreciate the quick response times yesterday and today. We are very anxious to begin printing, so we would very much appreciate your sign-off this morning. Regards,

Tom Klee

Thomas A. Klee
Cranmore FitzGerald & Meaney
49 Wethersfield Avenue
Hartford, CT (06114)
Telephone:  860.522.9100, Ext. (242)
Facsimile: (860.522.3379)
email: tklee@cfmlawfirm.com
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